UNITED STATES 12 MONTH NATURAL GAS FUND, LP

1999 Harrison Street, Suite 1530

Oakland, CA 94612

(510) 522-9600

November 17, 2015

Via EDGAR

Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States 12 Month Natural Gas Fund, LP Form 10-K for the year ended December 31, 2014 Filed March 26, 2015 File No. 001-34535

Dear Ms. Sobotka:

We are providing the responses to your comment of November 10, 2015, to the United States 12 Month Natural Gas Fund, LP (“UNL”), on UNL’s Form 10-K for the year ended December 31, 2014. Your comment is set forth below, followed by UNL’s response.

Form 10-K for the year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Management’s Annual Report on Internal Control Over Financial Reporting, page 58

1.	We note that management assessed your internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Response: UNL respectfully advises the Staff that in 2014, management evaluated internal controls over financial reporting based on criteria established in the 1992 Internal Control-Integrated Framework issued by COSO. Management will be using the 2013 Internal Control-Integrated Framework issued by COSO in the assessment of internal controls over financial reporting for 2015 and future years and UNL will clearly identify the framework used in future filings.

*      *      *      *

Shannon Sobotka

In connection with the submission of our response, the United States Commodity Funds LLC in its capacity as the general partner of the United States 12 Month Natural Gas Fund, LP hereby acknowledges that:

•	UNL is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	UNL may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find these responses satisfactory. If you have questions or further comments, please call the undersigned at (510) 522-9600 ext. 5.

UNITED STATES 12 MONTH NATURAL GAS FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Stuart P. Crumbaugh
Name: Stuart P. Crumbaugh
Title: Chief Financial Officer